SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ENTASIS THERAPEUTICS HOLDINGS INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options To Purchase Shares of Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
293614103
(CUSIP Number of Class of Securities)
Manoussos Perros, Ph.D.
Chief Executive Officer
Entasis Therapeutics Holdings Inc.
35 Gatehouse Drive
Waltham, MA 02451
(781) 810-0120
(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)
Copies to:
Matthew C. Franker Covington & Burling LLP 850 10th St NW, Washington, DC 20001 (202) 662-6000	Elizabeth M. Keiley General Counsel Entasis Therapeutics Holdings Inc. 35 Gatehouse Drive Waltham, Massachusetts 02451 (781) 810-0120

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee**
$2,145,464	$234.07

*
Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of common stock of Entasis Therapeutics Holdings Inc. that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 1,610,089 shares of common stock of Entasis Therapeutics Holdings Inc. and have an aggregate value of $2,145,464 as of June 16, 2021, calculated using the Black-Scholes option pricing model.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals $109.10 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: Not applicable.                         Filing party: Not applicable.
      Form or Registration No.: Not applicable.                       Date Filed: Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Item 1.
Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Exchange Eligible Options for New Options, dated June 17, 2021 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.
Item 2.
Subject Company Information.

(a)   Name and Address.   The issuer is Entasis Therapeutics Holdings Inc., a Delaware company (“Entasis” or the “Company”). The Company’s principal executive offices are located at 35 Gatehouse Drive, Waltham, Massachusetts 02451, and the telephone number of its principal executive offices is (781) 810-0120. The information set forth in the Offer to Exchange under “This Offer — Section 9 (Information Concerning Entasis)” is incorporated herein by reference.
(b)   Securities.   This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options to purchase the Company’s shares of common stock, par value $0.001 per share, that were issued under the Company’s 2018 Stock Incentive Plan and the Company’s Amended and Restated Stock Plan (collectively, the “Equity Plans”), that expire on or after January 1, 2022 and that have exercise prices equal to or greater $4.98 for new options covering a lesser amount of shares, which we refer to as replacement options, upon the terms and subject to the conditions set forth in the Offer to Exchange. Each option holder that elects to exchange options pursuant to the Option Exchange must submit their election electronically to Entasis_Option_Exchange@entasistx.com. As of June 16, 2021, a total of 1,610,089 eligible options were outstanding under the Equity Plans.
The information set forth in the Offer to Exchange under “Summary Term Sheet,” “This Offer — Section 1 (Eligibility; Number of Options; Offer Expiration Date),” “This Offer — Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” and “This Offer — Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” is incorporated herein by reference.
(c)   Trading Market and Price.   The information set forth in the Offer to Exchange under “This Offer — Section 7 (Price Range of Common Stock Underlying the Options)” is incorporated herein by reference.
Item 3.
Identity and Background of Filing Person.

(a)   Name and Address.   The Company is both the subject company and the filing person. The information set forth under Item 2(a) above and in the Offer to Exchange under “This Offer — Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.
Item 4.
Terms of the Transaction.

(a)   Material Terms.   The information set forth in the Offer to Exchange under “Summary Term Sheet” and the sections under “This Offer” titled “Section 1 (Eligibility; Number of Options; Offer Expiration Date),” “Section 3 (Procedures for Electing to Exchange Options),” “Section 4 (Withdrawal Rights),” “Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” “Section 6 (Conditions of this Offer),” “Section 7 (Price Range of Common Stock Underlying the Options),” “Section 8 (Source and Amount of Consideration; Terms of Replacement Options),” “Section 9 (Information Concerning Entasis),” “Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer),” “Section 12 (Agreements; Legal Matters; Regulatory Approvals),” “Section 13 (Material U.S. Federal Income Tax Consequences),” and “Section 14 (Extension of Offer; Termination; Amendment)” is incorporated herein by reference.
(b)   Purchases.   The information set forth in the Offer to Exchange under “This Offer — Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.
Item 5.
Past Contacts, Transactions, Negotiations and Agreements.

(e)   Agreements Involving the Subject Company’s Securities.   The information set forth in the Offer to Exchange under “This Offer — Section 10 (Interests of Directors, Officers and Affiliates; Transactions and

Arrangements Concerning our Securities)” is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) through Exhibit (d)(6) also contain information regarding agreements relating to securities of the Company.
Item 6.
Purposes of the Transaction and Plans or Proposals.

(a)   Purposes.   The information set forth in the Offer to Exchange under “Summary Term Sheet” and “This Offer — Section 2 (Purpose of this Offer)” is incorporated herein by reference.
(b)   Use of Securities Acquired.   The information set forth in the Offer to Exchange under “This Offer — Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” and “Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer)” is incorporated herein by reference.
(c)   Plans.   The information set forth in the Offer to Exchange under “Summary Term Sheet” and “This Offer — Section 2 (Purpose of this Offer)” is incorporated herein by reference.
Item 7.
Source and Amount of Funds or Other Consideration.

(a)   Source of Funds.   The information set forth in the Offer to Exchange under “This Offer — Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” and “This Offer — Section 15 (Fees and Expenses)” is incorporated herein by reference.
(b)   Conditions.   The information set forth in the Offer to Exchange under “This Offer — Section 6 (Conditions of this Offer)” is incorporated herein by reference. There are no alternative financing arrangements or financing plans for this Offer.
(d)   Borrowed Funds. Not applicable.
Item 8.
Interest in Securities of the Subject Company.

(a)   Securities Ownership.   The information set forth in the Offer to Exchange under “This Offer — Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.
(b)   Securities Transactions.   The information set forth in the Offer to Exchange under “This Offer — Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.
Item 9.
Persons/Assets, Retained, Employed, Compensated or Used.

(a)   Solicitations or Recommendations.   Not applicable.
Item 10.
Financial Statements.

(a)   Financial Information.   The information set forth in the Offer to Exchange under “This Offer — Section 9 (Information Concerning Entasis)” and “This Offer — Section 16 (Additional Information)” is incorporated herein by reference. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission (the “SEC”) on March 23, 2021, as amended by Amendment No. 1 filed on April 30, 2021, including the financial information set forth in Item 8 — Financial Statements and Supplementary Data of our Annual Report on Form 10-K, and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021, filed with the SEC on May 5, 2021, including the financial information set forth in Item 1 — Consolidated Financial Statements (unaudited) therein, are incorporated herein by reference. Our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are available electronically on the SEC’s website at www.sec.gov.
(b)   Pro Forma Financial Information.   Not applicable.
Item 11.
Additional Information.

(a)   Agreements, Regulatory Requirements and Legal Proceedings.   The information set forth in the Offer to Exchange under “Risk Factors,” “This Offer — Section 10 (Interests of Directors, Officers and

Affiliates; Transactions and Arrangements Concerning our Securities),” and “This Offer — Section 12 (Agreements; Legal Matters; Regulatory Approvals)” is incorporated herein by reference.
(c)   Other Material Information.   Not applicable.
Item 12.
Exhibits.

Number	Exhibit Description
(a)(1)(i)	Offer to Exchange Eligible Options for New Options, dated June 17, 2021.
(a)(1)(ii)	Election Form.
(a)(1)(iii)	Form of Announcement Email.
(a)(1)(iv)	Form of Reminder Email.
(a)(1)(v)	Option Exchange Presentation for Eligible Participants.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.
(d)(1)	2018 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-38670), filed with the SEC on November 14, 2018).
(d)(2)	First Amendment to 2018 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (File No. 001-38670), filed with the SEC on August 6, 2020).
(d)(3)	Form of Stock Option Agreement under 2018 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1 (File No. 333-226920), filed with the SEC on August 17, 2018).
(d)(4)	Form of Exchange Option Stock Option Grant Notice.
(d)(5)
Amended and Restated Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1 (File No. 333-226920), filed with the Commission on August 17, 2018).

(d)(6)
Form of Nonqualified Stock Option Agreement (Senior Management) under the Amended and Restated Stock Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1 (File No. 333-226920), filed with the Commission on August 17, 2018).

(d)(7)
Form of Incentive Stock Option Agreement (Senior Management) under the Amended and Restated Stock Incentive Plan (incorporated herein by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1 (File No. 333- 226920), filed with the Commission on August 17, 2018).

(g)	Not applicable.
(h)	Not applicable.

Item 13.
Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: June 17, 2021
ENTASIS THERAPEUTICS HOLDINGS INC.
By:
/s/ Elizabeth M. Keiley

Name: Elizabeth M. Keiley
Title: General Counsel